File No. 812-14822
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT
TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

American Fidelity Assurance Company
American Fidelity Separate Account B
American Fidelity Separate Account C

P.O. Box 25523
Oklahoma City, Oklahoma 73125-0523

Communications, Notice and Order to:

Christopher T. Kenney
General Counsel
American Fidelity Assurance Company
P.O. Box 25523
Oklahoma City, Oklahoma 73125-0523

Questions and Copies of Communications, Notices and Order to:

Jennifer Wheeler
Assistant Vice President and Sr. Counsel
American Fidelity Assurance Company
P.O. Box 25523
Oklahoma City, Oklahoma 73125-0523

Dated: March 8, 2018

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:                                                                       )
                                                                                                    )
American Fidelity Assurance Company                              )         APPLICATION FOR AN ORDER OF APPROVAL
American Fidelity Separate Account B                                )         PURSUANT TO SECTION 26(c) OF THE
American Fidelity Separate Account C                                )         INVESTMENT COMPANY ACT OF 1940
P.O. Box 73125                                                                          )
Oklahoma City, OK 73125-0523                                              )
                                                                                                    )
File No. 812-14822                                                                    )

I.          INTRODUCTION

American Fidelity Assurance Company (the "Insurance Company" or "American Fidelity") and American Fidelity Separate Account B and American Fidelity Separate Account C (together, the "Separate Accounts") (collectively, the "Applicants") hereby submit this Second Amended and Restated Application for an order from the Securities and Exchange Commission (the "Commission" or the "SEC") pursuant to Section 26(c) of the Investment Company Act of 1940 (the "1940 Act").

The Applicants seek an order from the Commission permitting the substitution of securities issued by two of the registered investment companies currently held by the Separate Accounts, which securities are among those that support the Separate Accounts' variable annuity contracts (the "Contracts") that are issued by the Insurance Company (the "Substitution").  Specifically, the Applicants propose to (1) replace shares of BlackRock Basic Value V.I. Fund ("BlackRock Basic Value Fund") with shares of American Funds IS Blue Chip Income and Growth Fund (the "American Funds Blue Chip Fund"), and (2) replace shares of BlackRock Advantage U.S. Total Market V.I. Fund ("BlackRock Total Market Fund") with shares of Dreyfus VIF Opportunistic Small Cap Portfolio (the "Dreyfus Small Cap Fund").  BlackRock Total Market Fund and BlackRock Basic Value Fund are referred to as the "BlackRock Funds", and the American Funds Blue Chip Fund and Dreyfus Small Cap Fund are referred to as the "Replacement Funds".  Prior to June 12, 2017, the name of the BlackRock Total Market Fund was BlackRock Value Opportunities V.I. Fund (the "BlackRock Value Opportunities Fund").  In this Application, the BlackRock Value Opportunities Fund, as it existed before June 12, 2017, and the BlackRock Basic Value Fund are referred to as the "Original Funds".

The Applicants are seeking the Substitution because the BlackRock Value Opportunities Fund made material changes to its investment objectives and policies on June 12, 2017 that caused the fund to vary significantly from the fund that has been offered by the Separate Accounts for a number of years.  The BlackRock Value Opportunities Fund has been an investment option in the Separate Accounts' variable annuity contracts for years, and its investment objective historically had been to seek long-term growth of capital by investing primarily in common stock of small cap companies and emerging growth companies (the "Small Cap Investment Strategy").  As such, the BlackRock Value Opportunities Fund historically had been classified as a "small cap" investment option to participants in the Separate Accounts.  It typically invested in companies with a market capitalization similar to that of companies in the Russell 2000T Index or the S&P SmallCap 600T Index.

On March 28, 2017, the BlackRock Value Opportunities Fund issued a supplement to its May 1, 2016 prospectus indicating that the fund's Board of Directors had approved, among other things, a change in the fund's name to BlackRock Advantage U.S. Total Market V.I. and a change to the fund's investment strategy, effective June 12, 2017.  The BlackRock Total Market Fund's new investment strategy (the "All Cap Investment Strategy") is to invest in equity securities or other financial instruments that are components of, or have characteristics similar to, the securities included in the Russell 3000® Index.

Additionally, the fund's entire portfolio management team was replaced with a new team that has a new investment process.  When the fund was using the Small Cap Investment Strategy, management of the BlackRock Value Opportunities Fund chose investments using a fundamental, value-oriented investment style, seeking to invest in companies that fund management believed to be undervalued.  Now, using the All Cap Investment Strategy, the fund's investment process is to seek to pursue its investment objective by investing in securities by using proprietary return forecast models that incorporate quantitative analysis.

As a result of the material changes to the BlackRock Value Opportunities Fund, Separate Account investors who invested in the fund when it had the Small Cap Investment Strategy are now invested in a fund with an All Cap Investment Strategy that differs materially from the fund in which they originally invested.  Applicants desire to terminate the Separate Accounts' investments in the BlackRock Total Market Fund (f/k/a the BlackRock Value Opportunities Fund) and move those investments to a fund that more closely resembles the BlackRock Value Opportunities Fund as it existed prior to June 12, 2017 because that is the fund that the Separate Accounts' participants originally selected as an investment option.  Applicants propose to replace shares of the BlackRock Total Market Fund (f/k/a the BlackRock Value Opportunities Fund) with shares of the Dreyfus Small Cap Fund, a fund with investment objectives and policies similar to the Small Cap Investment Strategy of the BlackRock Value Opportunities Fund prior to June 12, 2017.

When comparing the Original Funds and the Replacement Funds in this Application, Applicants regard the BlackRock Value Opportunities Fund and its Small Cap Investment Strategy as the "Original Fund" that corresponds with the Dreyfus Small Cap Fund because the BlackRock Value Opportunities Fund and its Small Cap Investment Strategy are the fund and strategy in which the Separate Accounts' contract owners originally invested.  As such, the Black Rock Value Opportunities Fund is the fund that Applicants desire to replace with a similar fund.  The BlackRock Total Market Fund (f/k/a the BlackRock Value Opportunities Fund) and its All Cap Investment Strategy are essentially a new fund and strategy that replaced the Original Fund and its strategy without the consent of the Separate Accounts' contract owners.  Applicants do not want the Replacement Fund to be similar to this "new" fund and its All Cap Strategy.

In addition to the BlackRock Total Market Fund, the Separate Accounts also have offered the BlackRock Basic Value Fund as an investment option.  Due to the selling agreements in place between the parties, Applicants were uncertain about whether BlackRock would permit American Fidelity to continue to offer the BlackRock Basic Value Fund as the Separate Accounts' large cap value investment option unless American Fidelity continued to offer the BlackRock Total Market Fund.  As such, the Insurance Company proposes to replace shares of the BlackRock Basic Value Fund with shares of the American Funds Blue Chip Fund.

II.	GENERAL DESCRIPTION OF THE APPLICANTS, THE CONTRACTS AND THE REPLACEMENT FUNDS

A.  The Insurance Company

The Insurance Company is a stock life insurance company incorporated under the laws of Oklahoma in 1960.  The Insurance Company is a wholly-owned subsidiary of American Fidelity Corporation, which is a Nevada corporation that is controlled by a family investment partnership.

The Insurance Company is principally engaged in the business of issuing life insurance and annuities.  The Insurance Company is the depositor of the Separate Accounts.

B.  The Separate Accounts and the Contracts

Each of the Separate Accounts is a segregated asset account of the Insurance Company, and each Separate Account is registered with the SEC under the 1940 Act as a unit investment trust.  The Separate Accounts are used by the Insurance Company to issue variable annuity contracts of the Insurance Company (together, the "Contracts").  Interests under the Contracts are registered under the Securities Act of 1933, as amended (the "Securities Act").  The Separate Accounts meet the definition of "separate account" contained in Section 2(a)(37) of the 1940 Act.

The assets of the Separate Accounts are held in the Insurance Company's name on behalf of the Separate Accounts and legally belong to the Insurance Company.  Under Oklahoma law, the assets of the Separate Accounts may not be charged with liabilities arising out of other business activities of the Insurance Company.  All income, gains and losses, realized or unrealized, are credited to or charged against the Separate Accounts' respective Contracts without regard for income, gains and losses of the Insurance Company.  The Insurance Company is obligated to pay all benefits and make all payments under the Contracts.

The Insurance Company established Separate Account B to hold the assets that underlie the AFAdvantage® Variable Annuity contracts, and it established Separate Account C to hold the assets that underlie the AFMaxx® 457(b) Group Variable Annuity contracts.  Together, the AFAdvantage® Variable Annuity and the AFMaxx® 457(b) Group Variable Annuity are the "Contracts" that will be affected by the Substitution.

The 1940 Act registration statements for the Separate Accounts and the 1933 Act registration statements for the interests under the Contracts are identified below.  Pursuant to Rule 0-4 under the 1940 Act, the registration statements are incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations set forth in this Application.  The registration statements are all currently effective and are updated annually.

Separate Account/Contract	Date and State of Establishment	1940 Act File No.	1933 Act File Nos.

American Fidelity Separate Account B AFAdvantage™ Variable Annuity	Oct. 27, 1997-OK	811-08187	333-25663
American Fidelity Separate Account C AFMaxx® 457(b) Group Variable Annuity	June 4, 2002-OK	811-21313	333-103492

Separate Account B offers individual contracts, and Separate Account C offers group contracts.  Both Contracts are divided into 11 sub-accounts, and each sub-account invests in the securities of a single underlying mutual fund.  Both Contracts also each offer a Guaranteed Interest Account, which is a fixed investment option that is part of the Insurance Company's general account.

Each investment company portfolio, including the BlackRock Funds, has its own distinct investment objectives and policies.  A contract owner or participant in a group account (each, a "Contract Owner") allocates some or all his or her Contract value to one or more of the investment options available in the applicable Separate Account, and income, gains and losses, realized or unrealized, of the portfolio are credited to or charged against the corresponding investment option of each Separate Account without regard to any other income, gains or losses of the Insurance Company.

The Replacement Funds were not investment options in the Separate Accounts as of the date of the original Application; however, the Insurance Company added the Dreyfus Small Cap Fund as an investment option in Separate Account B and Separate Account C on July 31, 2017.

The prospectus for each of the Contracts contains a provision reserving the Insurance Company's right to substitute another eligible investment option for any one of the portfolios available under the Contract; provided that, if a decision is made to engage in a substitution, American Fidelity will give the Separate Account participants notice of the intention to make a substitution.

    Each Contract permits a Contract Owner to transfer the Contract value from one sub-account to another sub-account available under the Contract at any time, subject to certain restrictions and charges described in the prospectuses for the Contracts.  None of the Contract restrictions, limitations or transfer fees will apply in connection with the Substitution.

C.  The Replacement Funds

American Funds Insurance Series Blue Chip Income and Growth Fund

American Funds Insurance Series is an open-end, diversified management investment company with 28 different funds, including the American Funds IS Blue Chip Income and Growth Fund.  The Separate Accounts propose to offer Class 1 shares of the American Funds Blue Chip Fund under the Contracts.  Capital Research and Management Company is the investment advisor of the American Funds Insurance Series and is wholly owned by The Capital Group Companies Inc.  Capital Research and Management Company manages the investment portfolios and business affairs of the series, managing equity assets through three equity investment divisions and fixed-income assets through its fixed-income investment division, Capital Fixed Income Investors.  The three equity investment divisions – Capital World Investors, Capital Research Global Investors and Capital International Investors – make investment decisions independently of one another.

Capital Research and Management Company uses a system of multiple portfolio managers in managing mutual fund assets.  Under this approach, the portfolio of a fund is divided into segments managed by individual managers who decide how their respective segments will be invested.  In addition to the portfolio managers, Capital Research and Management Company's investment analysts may make investment decisions with respect to a portion of the fund's portfolio.  Investment decisions are subject to a fund's objectives, policies and restrictions and the oversight of the appropriate investment-related committees of Capital Research and Management Company and its investment divisions.  The American Funds Blue Chip Fund seeks to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.

The series has not adopted (and does not presently intend to adopt) a plan of distribution or "12b-1 plan" for Class 1 shares of the American Funds Blue Chip Fund.

The investment advisor furnishes the services and pays the compensation and travel expenses of qualified persons to perform the executive and related administrative functions of the series, and provides necessary office space, office equipment and utilities, and general purpose accounting forms, supplies and postage used at the offices of the series relating to the services furnished by the investment adviser.  Subject to the expenses agreement, the series will pay all expenses not expressly assumed by the investment adviser, including, but not limited to: registration and filing fees of federal and state agencies; blue sky expenses (if any); expenses of shareholders' meetings; the expense of reports to existing shareholders; expenses of printing proxies and prospectuses; insurance premiums; legal and auditing fees; dividend reimbursement expenses; the expense of the issuance, transfer and redemption of its shares; custodian fees; printing and preparation of registration statements; taxes; compensation, fees and expenses paid to trustees unaffiliated with the investment adviser; association dues; and costs of stationary and forms prepared exclusively for the series.

The investment advisor and its affiliates provide certain administrative services for shareholders of the fund's shares.  Services include, but are not limited to, coordinating, monitoring, assisting and overseeing third parties that provide services to fund shareholders.  These services are provided pursuant to an Administrative Services Agreement (the "Administrative Agreement") between the fund and the investment advisor relating to the fund's shares.  The Administrative Agreement will continue in effect until January 31, 2018, unless sooner renewed or terminated, and may be renewed from year to year thereafter, provided that any such renewal has been specifically approved at least annually by the vote of a majority of the members of the fund's board who are not parties to the Administrative Agreement or interested persons (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval.  The fund may terminate the Administrative Agreement at any time by a vote of a majority of independent board members.  The investment adviser has the right to terminate the Administrative Agreement upon 60 days' written notice to the fund.  The Administrative Agreement automatically terminates in the event of its assignment (as defined in the 1940 Act).  Under the Administrative Agreement, the investment adviser receives an administrative services fee at the annual rate of 0.01% of the average daily net assets of the fund.  Administrative services fees are paid monthly and accrued daily.

    American Funds Distributors, Inc., at its expense, currently makes payments to insurance companies or affiliates that use the series as the underlying investment in insurance contracts.  These payments generally cover expenses associated with education and training meetings sponsored by American Funds Distributors, Inc. for insurance company sales forces.

Dreyfus Variable Investment Funds Opportunistic Small Cap Portfolio

The investment advisor for the Dreyfus VIF Opportunistic Small Cap Portfolio is the Dreyfus Corporation (Dreyfus), which manages approximately $240 billion in 160 mutual fund portfolios.  The Separate Accounts offer Initial Shares of the Dreyfus Small Cap Fund under the Contracts.  Dreyfus is the primary mutual fund business of The Bank of New York Mellon Corporation (BNY Mellon), a global financial services company focused on helping clients manage and service their financial assets, operating in 35 countries and serving more than 100 markets.  The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success.  For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions.  This approach is designed to provide each fund with a distinct, stable identity.

MBSC Securities Corporation (MBSC), a wholly-owned subsidiary of Dreyfus, serves as distributor of the Dreyfus Small Cap Fund and of the other funds in the Dreyfus Family Funds.  Any Rule 12b-1 fees and shareholder services fees, as applicable, are paid to MBSC for financing the sale and distribution of fund shares and for providing shareholder account service and maintenance, respectively.  The Initial Shares of the Dreyfus Small Cap Fund do not have a distribution or service (12b-1) fee.

Dreyfus or MBSC may provide cash payments out of its own resources to financial intermediaries that sell shares of funds in the Dreyfus Family of Funds or provide other services.  Such payments are separate from any sales charges, 12b-1 fees and/or shareholder services fees or other expenses that may be paid by a fund to those financial intermediaries.  Because those payments are not made by fund shareholders or the fund, the fund's total expense ratio will not be affected by any such payments.  These payments may be made to financial intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary.  Cash compensation also may be paid from Dreyfus' or MBSC's own resources to financial intermediaries for inclusion of a fund on a sales list, including a preferred or select sales list or in other sales programs.  These payments sometimes are referred to as "revenue sharing."

Dreyfus, a wholly-owned subsidiary of BNY Mellon, is the primary mutual fund business of The Bank of New York Mellon Corporation, a global financial services company focused on helping clients manage and service their financial assets, operating in 36 countries and serving more than 100 markets. BNY Mellon is a leading investment management and investment services company, uniquely focused to help clients manage and move their financial assets in the rapidly changing global marketplace.  BNY Mellon Investment Management is one of the world's leading investment management organizations, and one of the top U.S. wealth managers, encompassing BNY Mellon's affiliated investment management firms, wealth management services and global distribution companies.

Pursuant to a management or advisory agreement applicable to each fund, Dreyfus generally maintains office facilities on behalf of the funds, and furnishes statistical and research data, clerical help, data processing, bookkeeping and internal auditing and certain other required services to the funds (including, when a fund does not have a separate administration agreement, accounting and administration services).

Dreyfus may pay the distributor or financial intermediaries for shareholder or other services from Dreyfus' own assets, including past profits but not including the management fee paid by the funds.  The distributor may use part or all of such payments to pay participating insurance companies.  Dreyfus also may make such advertising and promotional expenditures, using its own resources, as it from time to time deems appropriate.

III.          THE PROPOSED SUBSTITUTION

A.  Summary of the Proposed Substitution

    Subject to the approval of the Commission under Section 26 of the 1940 Act, Applicants propose to replace shares of the BlackRock Funds in the Separate Accounts with shares of the Replacement Funds.  The shares of each of the BlackRock Funds will be redeemed for cash, and the cash from the redemption will be used to purchase shares of the applicable Replacement Funds.  No brokerage commissions, fees or other remuneration will be paid by either of the BlackRock Funds, either of the Replacement Funds or any Contract Owner in connection with the Substitution.

The Applicants have analyzed the proposed Substitution and have determined that the objectives and strategies of each of the Replacement Funds is sufficiently similar to the objectives and strategies of the corresponding Original Fund that the essential objectives and risk expectations of those Contract Owners with interests in sub-accounts of the Original Funds will continue to be met after the Substitution.  Additionally, the total annual expenses of the American Funds Blue Chip Fund (0.41%) are less than those of the corresponding Original Fund (0.84%); and the total annual expenses of the Dreyfus Small Cap Fund (0.86%) are less than those of the corresponding Original Fund (1.01%).

The Applicants will obtain any necessary approvals of the proposed Substitution that are required from any state insurance regulators whose approval may be necessary or appropriate.  The Applicants expect the proposed Substitution to be effected after the requested order is granted by the Commission.

B.  Reasons for Substitution

The Applicants are seeking the Substitution because the BlackRock Value Opportunities Fund made material changes to its investment objectives and policies in March 2017.  Due to the changes to its investment objectives, the fund is no longer categorized as a small cap fund.  Additionally, the fund's entire portfolio management team was replaced with a new team that has a new investment process.

As a result of these changes, Separate Account investors who originally invested in the BlackRock Value Opportunities Fund are now invested in a fund with new investment objectives, a new management team and new investment processes.  The Applicants are seeking the Substitution in order to replace the new BlackRock all cap fund (BlackRock Total Market Fund) with a fund that more closely resembles the original BlackRock small cap fund (BlackRock Value Opportunities Fund) in which the Separate Account participants originally chose to invest.

The Applicants also are seeking the Substitution to replace shares of the BlackRock Basic Value Fund with shares of the American Funds Blue Chip Fund.  Applicants have an ongoing relationship with American Funds, and the Separate Accounts currently offer another American Funds product in their portfolio line-up.  Applicants prefer to build on their existing relationship with American Funds by adding the American Funds Blue Chip Fund as the large cap investment option offered under the Contracts in place of the BlackRock Basic Value Fund.

The proposed Substitution of the Original Funds with the Replacement Funds was not motivated by any financial consideration paid or to be paid to the Insurance Company or its affiliates by the Replacement Funds, its investment advisor or underwriter, or their affiliates.  For the reasons described below, Applicants contend that the Substitution meets the standards set forth in Section 26(c) of the Act.

As discussed below in "Comparison of Investment Objectives, Strategies, Principal Risks and Past Performance", the Applicants have determined that the objectives and strategies of the Replacement Funds are sufficiently similar to the objectives and strategies of the Original Funds that the essential objectives and risk expectations of the Separate Account Contract Owners that invested in the Original Funds will continue to be met after the Substitution.  At the same time, the Contract Owners will continue to be able to select among 11 different investment options, with a full range of investment objectives, investment strategies and managers.  The number of investment options offered under each of the Contracts will not change as a result of the Substitution.

               The Substitution will not result in an increase in contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged by the Separate Accounts.  The total annual expenses of the American Funds Blue Chip Fund (0.41%) are less than those of the corresponding Original Fund (0.84%); and the total annual expenses of the Dreyfus Small Cap Fund (0.86%) are less than those of the corresponding Original Fund (1.01%).  The Substitution of the American Funds Blue Chip Fund in place of the BlackRock Basic Value Fund will result in decreased net expense ratios.  Due to expense waivers by the BlackRock Total Market Fund, however, the Substitution of the Dreyfus Small Cap Fund in place of the BlackRock Total Market Fund will not result in decreased net expense ratios.

The Applicants believe that each Replacement Fund has investment objectives and policies that are sufficiently similar to the corresponding Original Fund to make each of the Replacement Funds an appropriate candidate as a substitute.  The Applicants considered the performance history of the Original Funds and the Replacement Funds and determined that no Contract Owner would be materially adversely affected by the Substitution as the result of variance in the funds' performance records.

After the Substitution, the Insurance Company will not receive compensation from Rule 12b-1 fees from the Dreyfus Small Cap Fund or the American Funds Blue Chip Fund.  The Insurance Company also will not receive revenue sharing fees from the American Funds Blue Chip Fund, but it will receive revenue sharing fees in the amount of 0.10% from The Dreyfus Corporation in connection with the Dreyfus Small Cap Fund.  This amount is identical to the amount of the revenue sharing fees currently received in connection with the BlackRock Funds.  Neither the Insurance Company nor any of its affiliates will receive compensation from Rule 12b-1 fees or revenue sharing from the American Funds Blue Chip Fund.  The proposed Substitution involves replacing shares of the BlackRock Funds with shares of the Replacement Funds based on the relative net asset value of the applicable investment options on the date of Substitution.  The Applicants have analyzed the proposed Substitution and have determined that the objectives and strategies of the Replacement Funds are sufficiently similar to the objectives and strategies of the Original Funds that the essential objectives and risk expectations of those Contract Owners who invested in the Original Funds will continue to be met after the Substitution.

A Contract Owner with Contract value allocated to either of the Original Funds will experience lower fund net annual operating expenses after the Substitution.  Each Replacement Fund has a management fee that is less than or equal to that of the corresponding Original Fund.

The Substitution is designed to provide Contract Owners with the ability to continue their investment in an investment option similar to the option in which they originally invested without interruption and at no additional cost to them.  In this regard, the Insurance Company has agreed to bear all expenses incurred in connection with the Substitution and related filings and notices, including legal, accounting, brokerage and other fees and expenses.  The Contract values of the Contract Owners impacted by the Substitution will not change on the date of the Substitution as a result of the Replacement Funds replacing the BlackRock Funds.  The proposed Substitution will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution.

                The Substitution and the selection of the Replacement Funds were not motivated by any financial consideration paid or to be paid to the Insurance Company or its affiliates by the Replacement Funds, their advisors or underwriters or any of their respective affiliates.  The Insurance Company will not receive, for three years from the date of the Substitution, any direct or indirect benefits from the Replacement Funds, their advisors, their underwriters or their respective affiliates in connection with the assets attributable to the Contracts affected by the Substitution at a higher rate than it had received from the Original Funds, their advisors, their underwriters or their respective affiliates, including, without limitation, 12b-1 distribution, shareholder service, administrative or other service fees, revenue sharing or other arrangements.

C.  Comparison of Investment Objectives, Strategies, Principal Risks and Past Performance

Following is a description and comparison of the relevant attributes of the Original Funds and the Replacement Funds, including each fund's assets, comparative performance history and comparative fund expenses, as described in the applicable fund's prospectus and/or statement of additional information.

1.          American Funds Blue Chip Fund (Replacement Fund) v. BlackRock Basic Value Fund (Original Fund)

a.	Advisor.

Replacement Fund (American Funds Blue Chip Fund): Capital Research and Management Company SM

Original Fund (BlackRock Basic Value Fund): BlackRock Advisors, LLC

b.	Subadvisors/Portfolio Managers.

Replacement Fund (American Funds Blue Chip Fund):  The portfolio managers of the Replacement Fund are Christopher D. Buchbinder, James B. Lovelace and James Terrile.

Original Fund (BlackRock Basic Value Fund):  The portfolio managers of the Original Fund are Carrie King and Joseph Wolfe.

c.	Investment Objectives.

Replacement Fund (American Funds Blue Chip Fund):  The Replacement Fund's investment objectives are to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.

Original Fund (BlackRock Basic Value Fund):  The BlackRock Basic Value Fund's investment objective is to seek capital appreciation, and secondarily income.

d.	Principal Investment Strategy.

Replacement Fund (American Funds Blue Chip Fund):  Normally, the Replacement Fund invests at least 80% of its assets in dividend-paying common stocks of larger, more established companies domiciled in the United States with market capitalizations greater than $4.0 billion.  The fund's investment advisor considers these types of investments to be "blue chip" stocks.  In seeking to produce a level of current income that exceeds the average yield on U.S. stocks, the fund generally looks to the average yield on stocks of companies listed on the S&P 500 Index.  The fund also ordinarily invests at least 90% of its equity assets in the stock of companies whose debt securities are rated at least investment grade by nationally recognized statistical rating organizations designated by the fund's investment advisor or unrated but determined to be of equivalent quality by the fund's investment advisor.  The fund may invest up to 10% of its assets in equity securities of larger companies domiciled outside the United States, so long as they are listed or traded in the United States.  The fund invests, under normal market conditions, at least 90% of its assets in equity securities.  The fund is designed for investors seeking both income and capital appreciation.

The investment advisor uses a system of multiple portfolio managers in managing the fund's assets.  Under this approach, the portfolio of the fund is divided into segments managed by individual managers who decide how their respective segments will be invested.

The fund relies on the professional judgment of its investment advisor to make decisions about the fund's portfolio investments.  The basic investment philosophy of the investment advisor is to seek to invest in attractively valued securities that, in its opinion, represent good, long-term investment opportunities.  The investment advisor believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors.  Securities may be sold when the investment advisor believes that they no longer represent relatively attractive investment opportunities.

Original Fund (BlackRock Basic Value Fund):  The fund invests primarily in equity securities that fund management believes are undervalued, which means that their prices are less than fund management believes they are worth.  Fund management places particular emphasis on companies with below average price/earnings ratios that may pay above average dividends.  The fund invests primarily in common stock of U.S. companies, but the fund may invest up to 25% of its total assets in the securities of foreign companies.  The fund focuses primarily on companies with market capitalizations of over $5 billion.

e.          Principal Risks.

Replacement Fund (American Funds Blue Chip Fund):

Market conditions – The prices of, and the income generated by, the common stocks and other securities held by the fund may decline – sometimes rapidly or unpredictably – due to various factors, including events or conditions affecting the general economy or particular industries; overall market changes; local, regional or global political, social or economic instability; governmental or governmental agency responses to economic conditions; and currency exchange rate, interest rate and commodity price fluctuations.

Issuer risks – The prices of, and the income generated by, securities held by the fund may decline in response to various factors directly related to the issuers of such securities, including reduced demand for an issuer's goods or services, poor management performance and strategic initiatives such as mergers, acquisitions or dispositions and the market response to any such initiatives.

Investing in income-oriented stocks – Income provided by the fund may be reduced by changes in the dividend policies of, and the capital resources available for dividend payments at, the companies in which the fund invests.

Investing in growth-oriented stocks – Growth-oriented common stocks and other equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds) may involve larger price swings and greater potential for loss than other types of investments.

Investing outside the United States – Securities of issuers domiciled outside the United States, or with significant operations or revenues outside the United States, may lose value because of adverse political, social, economic or market developments (including social instability, regional conflicts, terrorism and war) in the countries or regions in which the issuers operate or generate revenue.  These securities may also lose value due to changes in foreign currency exchange rates against the U.S. dollar and/or currencies of other countries.  Issuers of these securities may be more susceptible to actions of foreign governments, such as the imposition of price controls or punitive taxes that could adversely impact the value of these securities.  Securities markets in certain countries may be more volatile and/or less liquid than those in the United States.  Investments outside the United States may also be subject to different accounting practices and different regulatory, legal and reporting standards and practices, and may be more difficult to value, than those in the United States.  In addition, the value of investments outside the United States may be reduced by foreign taxes, including foreign withholding taxes on interest and dividends.  Further, there may be increased risks of delayed settlement of securities purchased or sold by the fund.  The risks of investing outside the United States may be heightened in connection with investments in emerging markets.

Management – The investment advisor to the fund actively manages the funds' investments.  Consequently, the fund is subject to the risk that the methods and analyses employed by the investment advisor in the process may not produce the desired results.  This could cause the fund to lose value or its investment results to lag relevant benchmarks or other funds with similar objectives.

Original Fund (BlackRock Basic Value Fund):

Equity Securities Risk – Stock markets are volatile.  The price of equity securities ﬂuctuates based on changes in a company's ﬁnancial condition and overall market and economic conditions.

Foreign Securities Risk − Foreign investments often involve special risks not present in U.S. investments that can increase the chances that the fund will lose money.  These risks include:

•
The fund generally holds its foreign securities and cash in foreign banks and securities depositories, which may be recently organized or new to the foreign custody business and may be subject to only limited or no regulatory oversight.

•	Changes in foreign currency exchange rates can affect the value of the fund's portfolio.
•
The economies of certain foreign markets may not compare favorably with the economy of the United States with respect to such issues as growth of gross national product, reinvestment of capital, resources and balance of payments position.

•	The governments of certain countries may prohibit or impose substantial restrictions on foreign investments in their capital markets or in certain industries.
•
Many foreign governments do not supervise and regulate stock exchanges, brokers and the sale of securities to the same extent as does the United States and may not have laws to protect investors that are comparable to U.S. securities laws.

•	Settlement and clearance procedures in certain foreign markets may result in delays in payment for or delivery of securities not typically associated with settlement and clearance of U.S. investments.
•
The European ﬁnancial markets have recently experienced volatility and adverse trends due to concerns about economic downturns in, or rising government debt levels of, several European countries. These events may spread to other countries in Europe. These events may affect the value and liquidity of certain of the fund's investments.

Investment Style Risk − Because different kinds of stocks go in and out of favor depending on market conditions, the fund's performance may be better or worse than other funds with different investment styles (e.g., growth vs. value, large cap vs. small cap).

Market Risk and Selection Risk − Market risk is the risk that one or more markets in which the fund invests will go down in value, including the possibility that the markets will go down sharply and unpredictably. Selection risk is the risk that the securities selected by fund management will underperform the markets, the relevant indices or the securities selected by other funds with similar investment objectives and investment strategies. This means that the investor may lose money.

f.          Fees and Expenses*

	Management Fees	12b-1 Fees	Administrative Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
American Funds Blue Chip Fund (Class 1 Shares)	0.39%	None	None	0.02%	0.41%	None	0.41%
BlackRock Basic Value Fund	0.60%	None	None	0.24%	0.84%	(0.11%)	0.73%
*As of December 31, 2017

g.          Assets, Expense Ratios and Past Performance*

	Net Assets	Net Expense Ratio	1 Year	5 Years	10 Years
American Funds Blue Chip Fund (Class 1 Shares)	$9,379,848,783	0.41%	17.29%	15.93%	8.13%
BlackRock Basic Value Fund	$503,062,198	0.73%	8.24%	12.80%	6.63%
* As of December 31, 2017

h.          Investment Objectives and Strategies

Replacement Fund (American Funds Blue Chip Fund):  The fund's investment objectives are to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing. While it has no present intention to do so, the fund's board may change the fund's investment objectives without shareholder approval upon 60 days' written notice to shareholders. Investors in the fund should have a long-term perspective and be able to tolerate potentially sharp declines in value.

Normally, the fund invests at least 80% of its assets in dividend-paying common stocks of larger, more established companies domiciled in the United States with market capitalizations greater than $4.0 billion. This policy is subject to change only upon 60 days' written notice to shareholders. In seeking to produce a level of current income that exceeds the average yield on U.S. stocks, the fund generally looks to the average yield on stocks of companies listed on the S&P 500 Index. The fund also ordinarily invests at least 90% of its equity assets in the stock of companies whose debt securities are rated at least investment grade by nationally recognized statistical rating organizations designated by the fund's investment advisor or unrated but determined to be of equivalent quality by the fund's investment advisor. The fund may invest up to 10% of its assets in equity securities of larger companies domiciled outside the United States, so long as they are listed or traded in the United States. The fund invests, under normal market conditions, at least 90% of its assets in equity securities. The fund is designed for investors seeking both income and capital appreciation.

The fund may also hold cash or money market instruments, including commercial paper and short-term securities issued by the U.S. government, its agencies and instrumentalities. The percentage of the fund invested in such holdings varies and depends on various factors, including market conditions and purchases and redemptions of fund shares. The investment advisor may determine that it is appropriate to invest a substantial portion of the fund's assets in such instruments in response to certain circumstances, such as periods of market turmoil. In addition, for temporary defensive purposes, the fund may invest without limitation in such instruments. A larger amount of such holdings could moderate a fund's investment results in a period of rising market prices. Alternatively, a larger percentage of such holdings could reduce the magnitude of a fund's loss in a period of falling market prices and provide liquidity to make additional investments or to meet redemptions.

Original Fund (BlackRock Basic Value Fund):  The investment objective of the fund is to seek capital appreciation and, secondarily, income.  Should the board of directors determine that the investment objective of the fund should be changed, shareholders of the fund will be given notice before any such change is effective. However, such change can be effected without shareholder approval.

                In selecting securities, fund management emphasizes companies that it believes are undervalued. Fund management may also determine a company is undervalued if its stock price is down because of temporary factors from which fund management believes the company will recover. Fund management believes that favorable changes in market prices are more likely to occur when:

Stocks are out of favor
•	Company earnings are depressed
•	Price/earnings ratios are relatively low
•	Investment expectations are limited
•	There is no general interest in a security or industry

On the other hand, fund management believes that negative developments are more likely to occur when:

•	Investment expectations are generally high
•	Stock prices have advanced rapidly
•	Price/earnings ratios have been inﬂated
•	An industry or security continues to be popular among investors for a prolonged period of time

A stock's price/earnings ratio is determined by dividing the price of a stock by its earnings per share. Fund management believes that stocks with relatively high price/earnings ratios are more vulnerable to price declines from unexpected adverse developments. At the same time, stocks with relatively low price/earnings ratios are more likely to beneﬁt from favorable but generally unanticipated events. Thus, the fund may invest a large part of its net assets in stocks that have weak research ratings.

The fund may sell a security if, for example, the stock price increases to the high end of the range of its historical price-book value ratio or if the fund determines that the issuer no longer meets the criteria fund management has established for the purchase of such securities or if fund management thinks there is a more attractive investment opportunity in the same category.

Fund management complements its fundamental analysis of the fund's investments with a quantitative process that ranks stocks based on speciﬁc metrics such as value, quality and momentum.

2.          Dreyfus Small Cap Fund (Replacement Fund) v. BlackRock Value Opportunities Fund (Original Fund)

a.	Advisor.

Replacement Fund (Dreyfus Small Cap Fund): The Dreyfus Corporation

Original Fund (BlackRock Value Opportunities Fund): BlackRock Advisors, LLC

b.	Subadvisors/Portfolio Managers.

Replacement Fund (Dreyfus Small Cap Fund):  The portfolio managers of the Replacement Fund are David Daglio, James Boyd and Dale Dutile.

Original Fund (BlackRock Value Opportunities Fund):  The portfolio managers of the Original Fund are John Coyle and Murali Balaraman.

c.	Investment Objectives.

Replacement Fund (Dreyfus Small Cap Fund):  The Replacement Fund's investment objective is to seek capital growth.

 Original Fund (BlackRock Value Opportunities Fund):  The Original Fund's investment objective is to seek long-term growth of capital.

d.	Principal Investment Strategy.

Replacement Fund (Dreyfus Small Cap Fund):  To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in the stocks of small cap companies.  The fund currently considers small cap companies to be those companies with market capitalizations that fall within the range of the companies in the Russell 2000® Index, the fund's benchmark index.  Stocks are selected for the fund's portfolio based primarily on bottom-up fundamental analysis.  The fund's portfolio managers use a disciplined investment process that relies, in general, on proprietary fundamental research and valuation.  Generally, elements of the process include analysis of mid-cycle business prospects, estimation of the intrinsic value of the company and the identification of a revaluation catalyst.  In general, the fund seeks exposure to securities and sectors that are perceived to be attractive from a valuation and fundamental standpoint.

Original Fund (BlackRock Value Opportunities Fund):  The fund invests primarily in common stock of small cap companies and emerging growth companies that fund management believes have special investment value.  The fund tries to choose investments that will increase in value.  This means fund management will look for companies that have long-term potential to grow in size or to become more profitable, or that the stock market may value more highly in the future.  Fund management seeks to invest in small companies that are trading at the low end of their historical price-book value or enterprise values-sales ratio, and that have particular qualities that affect the outlook for that company, including an attractive market niche.  Fund management also seeks to invest in emerging growth companies that occupy dominant positions in developing industries, have strong management and demonstrate successful product development and marketing capabilities.

Equity securities in which the fund may invest include common stock, preferred stock, securities convertible into common stock and index securities that are based on a group of common stocks.  The fund may invest in derivative instruments, such as options and futures, the values of which are based on a common stock or group of common stocks.  The fund may also use derivatives to hedge its investment portfolio against market and currency risks as well as to increase the return on its portfolio investment.  The derivatives that the fund may use include, but are not limited to, futures, forwards, options, and indexed securities.

The fund invests primarily in U.S. companies that do most of their business in the United States, but may invest up to 30% of its assets in foreign companies, including issuers in emerging markets.

Small cap market capitalization companies are those whose market capitalization is similar to the market capitalization of companies in the Russell 2000® Index or the S&P SmallCap 600® Index at the time of the fund's investment.  Companies whose capitalization no long meets this definition after purchase continue to be considered small market capitalization companies.  Market capitalization is the number of shares of a company's stock, multiplied by the price per share of that stock.  Market capitalization is a measure of a company's size.  The market capitalizations of companies in each index change with market conditions and the composition of the index.  Emerging growth companies are companies of any market capitalization without a long or consistent history of earnings but that fund management believes have the potential for earnings growth over an extended period of time.

e.          Principal Risks.

Replacement Fund (Dreyfus Small Cap Fund):

•
Risks of stock investing.  Stocks generally fluctuate more in value than bonds and may decline significantly over short time periods.  There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices.  The market value of a stock may decline due to general market conditions or because of factors that affect the particular company or the company's industry.

•      Small and midsize company risk.  Small and midsize companies carry additional risks because the operating histories of the companies tend to be more limited, their earnings and revenues less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies.  The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the fund's ability to sell these securities.

•
Growth and value stock risk.  By investing in a mix of growth and value companies, the fund assumes the risks of both.  Investors often expect growth companies to increase their earnings at a certain rate.  If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase.  In addition, growth stocks may lack the dividend yield that may cushion stock prices in market downturns.  Value stocks involve the risk that they may never reach their expected full market value, either because the market fails to recognize the stock's intrinsic worth, or the expected value was misgauged.  They also may decline in price even though in theory they are already undervalued.

•
Market sector risk.  The fund may significantly overweight or underweight certain companies, industries, or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

•
Liquidity risk.  When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities in a timely manner at or near their perceived value.  In such a market, the value of such securities and the fund's share price may fall dramatically.  Investments that are illiquid or that trade at lower volumes may be more difficult to value.

Original Fund (BlackRock Value Opportunities Fund):

Derivatives Risk – The fund's use of derivatives may increase its costs, reduce the fund's returns and/or increase volatility.

Equity Securities Risk – Stock markets are volatile.  The price of equity securities fluctuates based on changes in a company's financial condition and overall market and economic conditions.

Foreign Securities Risk – Foreign investments often involve special risks not present in U.S. investments that can increase the chances that the fund will lose money.

Investment Style Risk – Because different kinds of stock go in and out of favor depending on market conditions, the fund's performance may be better or worse than other funds with different investment styles (e.g. growth vs. value, large cap vs small cap).

Leverage Risk – Some transactions may give rise to a form of economic leverage.  These transactions may include, among others, derivatives, and may expose the fund to greater risk and increase its costs.  The use of leverage may cause the fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet any required asset segregation requirements.  Increases and decreases in the value of the fund's portfolio will be magnified when the fund uses leverage.

Liquidity Risk – Liquidity risk exists when particular investments are difficult to purchase or sell.  The fund's investments in illiquid securities may reduce the returns of the fund because it may be difficult to sell the illiquid securities at an advantageous time or price.  To the extent that the fund's principal investment strategies involve derivatives or securities with substantial market and/or credit risk, the fund will tend to have the greatest exposure to liquidity risk.  Liquid investments may become illiquid after purchase by the fund, particularly during periods of market turmoil.  Illiquid investments may be harder to value, especially in changing markets, and if the fund is forced to sell these investments to meet redemption requests or for other cash needs, the fund may suffer a loss.  In addition, when there is illiquidity in the market for certain securities, the fund, due to limitations on illiquid investments, may be subject to purchase and sale restrictions.

Market Risk and Selection Risk – Market risk is the risk that one or more markets in which the fund invests will go down in value, including the possibility that the markets will go down sharply and unpredictably.  Selection risk is the risk that the securities selected by fund management will underperform the markets, the relevant indices or the securities selected by other funds with similar investment objectives and investment strategies.

Small Cap and Emerging Growth Securities Risk – Small cap or emerging growth companies may have limited product lines or markets.  They may be less financially secure than larger, more established companies.  They may depend on a more limited management group than larger capitalized companies.

f.          Fees and Expenses

	Management Fees	12b-1 Fees	Administrative Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Dreyfus Small Cap (Initial Shares)	0.75%	None	None	0.11%	0.86%	None	0.86%
BlackRock Total Market (f/k/a BlackRock Value Opportunities)	0.75%	None	None	0.26%	1.01%	(0.09)%* (0.46%)**	0.92%* 0.55%
* Before June 12, 2017 investment strategy and fee changes.
** After June 12, 2017 investment strategy and fee changes.

g.          Assets, Expense Ratios and Past Performance*

	Net Assets	Net Expense Ratio	1 Year	5 Years	10 Years
American Funds Blue Chip Fund (Class 1 Shares)	$217,848,414	0.86%	24.68%	16.57%	8.72%
BlackRock Basic Value Fund	$283,141,359	0.55%	14.06%	14.56%	8.03%
* As of December 31, 2017

        8.  Investment Objectives and Strategies

Replacement Fund (Dreyfus Small Cap Fund):

Goal and Approach

The fund seeks capital growth.  To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowing for investment purposes, in the stocks of small cap companies.  The fund currently considers small cap companies to be those companies with market capitalizations that fall within the range of the companies in the Russell 2000® Index, the fund's benchmark index.  The fund invests principally in common stocks, but the fund's stock investments also may include preferred stocks and convertible securities of both U.S. and foreign issuers, including those purchased in initial public offerings (IPOs).  The fund may invest in exchange-traded funds (ETFs) in order to provide exposure to certain equity markets.  The fund may invest up to 25% of its assets in foreign securities (i.e., securities issued by companies organized under the laws of countries other than the U.S.), but currently intends to invest no more than 20% of its assets in foreign securities.

Stocks are selected for the fund's portfolio based primarily on bottom-up fundamental analysis.  The fund's portfolio managers use a disciplined investment process that relies, in general on proprietary fundamental research and valuation.  Generally, elements of the process include analysis of a company's business prospects, estimation of the company's value and the identification of events that could cause the estimated value of the company to change.  A company's estimated value is based on the combination of the valuation assessment of the company's operating diversions with its economic balance sheet.  Mid-cycle estimates, growth prospects and competitive advantages are some of the factors used in the valuation assessment.  A company's stated and hidden liabilities and assets are included in the portfolio managers' economic balance sheet calculation.  Sector overweights and underweights are a function of the relative attractiveness of securities within the fund's investable universe.  The fund's portfolio managers select stocks that are believed to have attractive reward to risk opportunities and may actively adjust the fund's portfolio to reflect new developments.

In general, the fund seeks exposure to securities and sectors that the fund's portfolio managers perceive to be attractive from a valuation and fundamental standpoint.  The fund's sector weightings and risk characteristics are a result of bottom-up fundamental analysis and may vary from those of the Russell 2000® Index, the fund's benchmark, at any given time.  The Russell 2000® Index is an unmanaged index that measures the performance of the small capitalization sector of the U.S. equity market.

The fund typically sells a stock when it approaches intrinsic value, a significant deterioration of fundamental expectations develops, the revaluation catalyst becomes impaired or a better risk/reward opportunity is presented in the marketplace.

Although not a principal investment strategy, the fund may, but is not required to, use derivatives, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates), forward contracts and swap agreements, as a substitute for investing directly in an underlying asset, to increase returns or as part of a hedging strategy.  Derivatives may be entered into on established exchanges or through privately negotiated transactions referred to as over-the-counter derivatives.  A derivatives contract will obligate or entitle the fund to deliver or receive an asset or cash payment based on the change in value of the underlying asset.  When the fund enters into derivatives transactions, it may be required to segregate assets or enter into offsetting positions, in accordance with applicable regulations.  The fund also may engage in short-selling, typically for hedging purposes, such as to limit exposure to a possible market deadline in the value of its portfolio securities.

Original Fund (BlackRock Value Opportunities Fund):

The investment objective of the fund is to seek long-term growth of capital.

Fund management chooses investments using a fundamental, value-oriented investment style. This means that the fund seeks to invest in companies that fund management believes to be undervalued. A company's stock is undervalued when the stock's current price is less than what the fund believes a share of the company is worth. A company's worth can be assessed by several factors, such as ﬁnancial resources, value of tangible assets, sales and earnings growth, rate of return on capital, product development, quality of management, and overall business prospects. A company's stock may become undervalued when most investors fail to perceive the company's strengths in one or more of these areas. Fund management may also determine a company is undervalued if its stock price is down because of temporary factors from which fund management believes the company will recover. Additionally, management of the fund may acquire the securities of companies that are in a particular industry or related industries or market segments together as a "basket" or group in a single transaction. The fund may subsequently sell such "basket" as a unit or it may sell only selected securities and continue to hold other securities acquired in the "basket."

The fund may sell a security if, for example, the stock price increases to the high end of the range of its historical price-book value ratio or if the fund determines that the issuer no longer meets the criteria fund management has established for the purchase of such securities or if fund management thinks there is a more attractive investment opportunity in the same category.

Fund management seeks to invest in small companies that:

•	Are trading at the low end of their historical price-book value or enterprise value-sales ratios
                          •    Have strong management

                           •   Have particular qualities that affect the outlook for that company, such as strong research capabilities, new or unusual products or occupation of an attractive market
•	Have the potential to increase earnings over an extended period of time

                Fund management also considers other factors, such as the level of competition in an industry or the extent of government regulation. The fund may also purchase the stock of a company which has suffered a recent earnings decline if fund management believes that the decline is temporary or cyclical and will not signiﬁcantly affect the company's long-term growth.

The fund has no stated minimum holding period for investments and will buy or sell securities whenever the fund's management sees an appropriate opportunity.

The fund tries to choose investments for capital appreciation – that is, investments that will increase in value.  The fund will invest in a diversified portfolio primarily consisting of equity securities of small cap and emerging growth companies.  Equity securities in which the fund may invest include:

•	Common stock
•	Preferred stock
•	Securities convertible into common stock
•	Index securities that are based on a group of common stocks

The fund may invest in derivative instruments, such as options and futures, the values of which are based on a common stock or group of common stocks.  The fund may also use derivatives to hedge its investment portfolio against market and currency risks as well as to increase the return on its portfolio investments.  The derivatives that the fund may use include, but are not limited to, futures, forwards, options and indexed securities.

The fund invest primarily in U.S. companies that do most of their business in the United States, but may invest up to 30% of its assets in foreign companies, including issuers in emerging markets.

Small cap market capitalization companies are those whose market capitalization is similar to the market capitalization of companies in the Russell 2000® Index or the S&P SmallCap 600® Index at the time of the fund's investment.  Companies whose capitalization no longer meets this definition after purchase continue to be considered small market capitalization companies.

D.  Implementing the Proposed Substitution

To effectuate the Substitution, the Applicants have developed and propose to follow the procedures set forth below.

           1.  Distribution of Prospectus Supplements.

The proposed Substitution requested in this Application will be described in a supplement to the Contracts' prospectuses substantially similar to the supplement attached as Exhibit A (the "Supplement"), which Supplement will be filed with the Commission pursuant to Rule 497(e) and delivered to all affected Contract Owners at least 45 days before the "Substitution Date", which is the date on which the Substitution will occur.  The Applicants are targeting a Substitution Date in mid-2018, subject to receiving the necessary approvals and delivering the Supplement in a timely manner.

The Supplement will advise Contract Owners that, from the date of the Supplement until the Substitution Date, Contract Owners are permitted to transfer their Contract values out of the BlackRock Funds' sub-accounts to any other sub-account(s) offered under the Contract or to the Insurance Company's Guaranteed Interest Account without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contract.

The Supplement also will (1) instruct Contract Owners how to submit transfer requests in light of the proposed Substitution, (2) advise Contract Owners that any Contract value remaining in the BlackRock Funds' sub-accounts on the Substitution Date will be transferred to the Replacement Funds' sub-accounts, (3) advise Contract Owners that the Substitution will take place at relative net asset value, (4) inform Contract Owners that for at least 30 days following the Substitution Date, the Insurance Company will permit Contract Owners to make transfers of Contract value out of the Replacement Funds' sub-accounts to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contract, and (5) inform Contract Owners that, except in connection with market timing/short-term trading, the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacements Fund for at least 30 days after the Substitution Date.

All of the affected Contract Owners will receive the Supplement and the prospectus for each of the Replacement Funds before the Substitution Date.  New purchasers of the Contracts will be provided the Supplement, the applicable Separate Account prospectus and the prospectus for each of the Replacement Funds in accordance with all applicable legal requirements.

           2.  Confirmation Statements.

In addition to the Supplement distributed to Contract Owners, within five business days after the Substitution Date, Contract Owners whose assets are allocated to the Replacement Funds as part of the Substitution ("Affected Contract Owners") will be sent a written confirmation that will include: (1) a confirmation that the Substitution was carried out as previously notified, (2) a notice reiterating the information set forth in the Supplement, and (3) before and after account values.

           3.  Redemption and Purchase of Shares.

Applicants will effect the Substitution after the issuance of the requested order by the SEC.  As of the Substitution Date, shares of the BlackRock Funds will be redeemed for cash.  The Insurance Company, on behalf of the Separate Accounts, will simultaneously place a redemption request with the BlackRock Funds and a purchase order with the Replacement Funds so that the purchase of the Replacement Funds' shares will be for the exact amount of the redemption proceeds.  Thus, the Contract values will remain fully invested at all times.  The proceeds of the redemption will be used to purchase the appropriate number of shares of the Replacement Funds.

   4.  Substitution Expenses.

The Substitution will take place at the relative net asset values of the respective shares (in accordance with Section 22(c) of the Investment Act of 1940 and Rule 22c-1 thereunder) without the imposition of any transfer or similar charges by Applicants.  The Substitution will be effected with no change in the amount of any Affected Contract Owner's account value or death benefit, or in the dollar value of any Affected Contract Owner's investment in the applicable Separate Account.  No brokerage commissions, fees or other remuneration will be paid by either the BlackRock Funds or the Replacement Funds or by Affected Contract Owners in connection with the Substitution.  The transaction comprising the Substitution will be consistent with the policies of the Investment Company and with the general purposes of the 1940 Act.

The Substitution will not result in an increase in contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged by the Separate Accounts.  Additionally, the Substitution of the American Funds Blue Chip Fund in place of the BlackRock Basic Value Fund will result in decreased net expense ratios.  Due to expense waivers by the BlackRock Total Market Fund, however, the Substitution of the Dreyfus Small Cap Fund in place of the BlackRock Total Market Fund will not result in decreased net expense ratios.

The Insurance Company has agreed to bear all expenses incurred in connection with the Substitution, including legal and accounting fees, any applicable brokerage expenses and other fees and expenses.  In addition, the Substitution will not result in adverse tax consequences to Affected Contract Owners and will not alter any tax benefits associated with the Contracts and no tax liability will arise for the Affected Contract Owners as a result of the Substitution.

IV.          REQUEST FOR ORDER OF APPROVAL UNDER SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitution by the Insurance Company, replacing shares of the BlackRock Funds with shares of the Replacement Funds, as described in this Application.

           A.   Applicable Law

Section 26(c) of the 1940 Act provides that it shall be unlawful for the depositor of a registered unit investment trust holding the security of a single issuer to substitute another security for such security without Commission approval.  Section 26(c) also provides that the Commission shall issue an order approving such a substitution "if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title."

The Separate Accounts are registered unit investment trusts, and each invests a dedicated sub-account in the securities of 11 single issuers, including each of the BlackRock Funds.  The Insurance Company is the depositor of the Separate Accounts and desires to replace the securities of the BlackRock Funds with securities of the Replacement Funds, as described in this Application.  As such, the proposed Substitution is covered by Section 26(c).  The Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitution.

For the reasons described below, the Applicants submit that the Substitution meets the standards set forth in Section 26(c) and that, if implemented, the Substitution would not raise any of the aforementioned concerns that Congress intended to address when the Act was amended to include this provision. In addition, the Applicants submit that the proposed Substitution meets the standards that the Commission and its staff have applied to substitutions that have been approved in the past.

           B.   Basis for a Section 26(c) Order

As indicated in Section II.B of this Amended Application, each of the prospectuses for the Contracts offered by the Separate Accounts reserve the right to substitute shares of another underlying mutual fund for one of the current underlying mutual funds offered as an investment option under the Contracts.  The Contract prospectuses disclose this right. The Insurance Company reserved this right of substitution to protect itself and the Contract Owners in situations where either might be harmed or put at a disadvantage by the Separate Accounts continuing to offer a particular underlying mutual fund as an investment option under the Contracts.  The changes made to the BlackRock Value Opportunities Fund upon it becoming the BlackRock Total Market Fund present the exact scenario from which the Insurance Company wants to protect the Contract Owners by means of engaging in the Substitution.

As a result of the material changes to the BlackRock Value Opportunities V.I. Fund, Separate Account investors who invested in the fund when it had the Small Cap Investment Strategy now are invested in a fund with an All Cap Investment Strategy that differs materially from the fund in which they originally invested. Applicants propose to replace shares of the BlackRock Total Market Fund (f/k/a the BlackRock Value Opportunities V.I. Fund) with shares of Dreyfus VIF Opportunistic Small Cap Portfolio, a fund with investment objectives and policies similar to the Small Cap Investment Strategy of the BlackRock Value Opportunities V.I. Fund.

               Applicants also propose to replace shares of BlackRock Basic Value Fund with shares of American Funds IS Blue Chip Income and Growth Fund.  Applicants have an ongoing relationship with American Funds, and the Separate Accounts currently offer another American Funds product in their portfolio line-up.  Applicants prefer to build on their existing relationship with American Funds by adding the American Funds Blue Chip Fund as the large cap investment option offered under the Contracts in place of the BlackRock Basic Value Fund, which would otherwise be the only BlackRock fund offered under the Contracts, assuming approval of the substitution of the Dreyfus Opportunistic Small Cap Portfolio in place of the BlackRock Value Opportunities Fund.

The Substitution of the Replacement Funds in place of the Original Funds does not entail any of the abuses that Section 26(c) was designed to prevent. Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in trust, the Contracts provide each Contract Owner with the right to exercise his or her own judgment and transfer account values into other sub-accounts. Each of the Contracts offers 11 sub-accounts, and the number of available sub-accounts in the Contracts will not change as a result of the Substitution. Contract Owners with interests in BlackRock Funds' sub-accounts (the "Affected Contract Owners") will have the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage. The Substitution, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

The review of potential replacement funds for the Original Funds involved an evaluation of investment performance, the investment process, and the investment teams responsible for the management of each fund, with a view to past performance as well as future performance expectations, and comparisons of the investment performance with that of peer funds in the marketplace. The Applicants also examined the operating expenses of each fund and how those expenses compared with peer funds or benchmarks. Additionally, the Applicants considered the reputation of the fund companies in the industry.

The proposed Substitution and the selection of the Replacement Funds were not motivated by any financial consideration paid or to be paid to the Insurance Company or its affiliates by the Replacement Funds, its investment advisor or underwriter, or their affiliates.

After evaluating available options, the Applicants concluded that the Replacement Funds were the best options to replace the Original Funds for the reasons set forth below.

The Replacement Funds and the Original Funds have sufficiently similar investment objectives and policies to make the Replacement Funds appropriate candidates as substitutes for the Original Funds.  The Insurance Company considered the performance history of the Original Funds and the Replacement Funds and determined that no contract holder would be materially adversely affected as a result of the Substitution.

The Substitution will not result in an increase in contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged by the Separate Accounts.  Additionally, the Substitution of the American Funds Blue Chip Fund in place of the BlackRock Basic Value Fund will result in decreased net expense ratios for investors in the BlackRock Basic Value Fund.  Thus, the Substitution protects the Contract Owners who are invested in the BlackRock Basic Value Fund by providing a replacement fund that (1) is similar to the Original Fund, and (2) reduces net operating expenses.

Although the Substitution of the Dreyfus Small Cap Fund in place of the BlackRock Total Market Fund will not result in decreased net expense ratios because of expense waivers by the BlackRock Total Market Fund that were implemented as of June 12, 2017 when the fund changed its investment strategy from the Small Cap Investment Strategy to the All Cap Investment Strategy, the changes made to the BlackRock Value Opportunities Fund upon it becoming the BlackRock Total Market Fund present the exact scenario from which the Insurance Company wants to protect the Contract Owners by means of engaging in the Substitution.

As a result of the material changes to the BlackRock Value Opportunities V.I. Fund, Separate Account investors who invested in the fund when it had the Small Cap Investment Strategy now are invested in a fund with an All Cap Investment Strategy that differs materially from the fund in which they originally invested. Applicants propose to replace shares of the BlackRock Total Market Fund (f/k/a the BlackRock Value Opportunities V.I. Fund) with shares of Dreyfus VIF Opportunistic Small Cap Portfolio, a fund with investment objectives and policies similar to the Small Cap Investment Strategy of the BlackRock Value Opportunities V.I. Fund.  Accordingly, the proposed Substitution of the Dreyfus Small Cap Portfolio in place of the BlackRock Total Market Fund is consistent with the protection of Contract Owners and the purposes fairly intended by the policy and provisions of the Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the Act.

                 The Separate Account Contracts provide Contract Owners with investment discretion to allocate and reallocate their Contract values among the available sub-accounts that invest in the underlying mutual fund investment options.  This flexibility provides the Separate Account Contract Owners with the ability to reallocate their assets at any time – either before the Substitution Date or after the Substitution Date – if they do not wish to invest in the Replacement Funds.  As such, the likelihood of a Contract Owner being invested in an undesired underlying mutual fund is minimized because the Contract Owners are able to select from ten investment options that have a full range of investment objectives, investment strategies and managers.  As a result of the Substitution, the number of investment options offered under the Separate Account Contracts will not change.  The Substitution, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.

The proposed Substitution is designed to provide Contract Owners with the foregoing benefits while enabling them to continue their investment in a similar investment option without interruption and at no additional cost to them. The Insurance Company and its affiliates have agreed to bear the expenses incurred in connection with the Substitution and related filings and notices, including legal, accounting, brokerage and other fees and expenses. The Substitution will not increase Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Account.

The replacement of the Original Funds with the Replacement Funds is consistent with the protection of Contract Owners and the purposes fairly intended by the policy and provisions of the Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the Act. Section III.C compares the basic characteristics of the Replacement Funds and the Original Funds, demonstrating that the Substitution will provide Contract Owners with a comparable investment vehicle which will not circumvent Contract Owner-initiated decisions and the Insurance Company's obligations under the Contracts, and will enable Contract Owners to continue to use the full range of applicable Contract features as they currently use them.  The Substitution will have no impact on the Contract Owners' rights or privileges under the Contracts.

           C.   Request for an Order

The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution.  The Applicants submit that, for all the reasons stated above, the proposed Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants hereby state that written and oral communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.

V.    CONDITIONS TO RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.
The Substitution will not be effected unless the Insurance Company determines that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitution can be consummated as described in the Amended Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.

2.
The Insurance Company or its affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Affected Contract Owners to effect the Substitution.

3.
The Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitution will be effected without change in the amount or value of any Contracts held by Affected Contract Owners.

4.
The Substitution will in no way alter the tax treatment of Affected Contract Owners in connection with their Contracts, and no tax liability will arise for Affected Contract Owners as a result of the Substitution.

5.
The rights or obligations of the Insurance Company under the Contracts of Affected Contract Owners will not be altered in any way. The Substitution will not adversely affect any riders under the Contracts.

6.
Affected Contract Owners will be permitted to make at least one transfer of Contract value from the sub-account investing in the respective BlackRock Funds (before the Substitution Date) or the corresponding Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Company will not exercise any right it may have under the Contracts to impose restrictions on transfers between the sub-accounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.
All Affected Contract Owners will be notified at least 30 days before the Substitution Date about: (a) the intended substitution of BlackRock Funds with the Replacement Funds; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Insurance Company will deliver to all Affected Contract Owners, at least 30 days before the Substitution Date, a prospectus for the applicable Replacement Funds.

8.
The Insurance Company will deliver to each Affected Contract Owner within five business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Substitution Supplement; and (c) before and after account values.

9.
Applicants will not receive, for three years from the Substitution Date, any direct or indirect benefits from the Replacement Funds, their investment advisors or underwriters (or their affiliates) in connection with assets attributable to Contracts affected by the Substitution at a higher rate than they had received from the BlackRock Funds, its investment advisors or underwriters (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

VI.          AUTHORIZATIONS

The business and affairs of the American Fidelity Separate Accounts, as unit investment trusts, are conducted by the Insurance Company, as depositor.  Under the Articles of Incorporation and Amended and Restated By-Laws (the "By-Laws") of the Insurance Company, its business and affairs are to be conducted by its Board of Directors.  Additionally, the Insurance Company's By-Laws provide that the Board may designate one or more committees with the authority to exercise such powers as may be granted by the Board.  The Insurance Company's Senior Investment Committee has the authority to approve the Substitution.

In accordance with the Insurance Company's Articles of Incorporation and By-Laws, resolutions were adopted by a vote of the Insurance Company's Senior Investment Committee approving the Substitution and authorizing the Insurance Company's appropriate officers to make the necessary SEC and other regulatory filings in connection with the Substitution,

All requirements of the governing documents of the Applicants have been complied with in connection with the execution and filing of this Application, and each person signing the Application is fully authorized to do so.  Copies of the applicable resolutions are attached as Exhibit B.

SIGNATURE PAGE

AMERICAN FIDELITY ASSURANCE COMPANY has authorized this Application to be duly signed on behalf of itself and Separate Accounts B and C in the State of Oklahoma on March 8, 2018.

AMERICAN FIDELITY ASSURANCE COMPANY
AMERICAN FIDELITY SEPARATE ACCOUNT B
AMERICAN FIDELITY SEPARATE ACCOUNT C

By:	AMERICAN FIDELITY ASSURANCE COMPANY

By:/s/ Ronald J. Byrne
Name: Ronald J. Byrne
Title: Senior Vice President

VERIFICATION

The undersigned verifies under oath that (1) he has duly executed the attached Amended and Restated Application for an Order of Approval pursuant to Section 26(c) of the Investment Company Act of 1940 for and on behalf of American Fidelity Assurance Company (the "Insurance Company") and two of its separate accounts – American Fidelity Separate Account B and American Fidelity Separate Account C, (2) he is Senior Vice President of the Insurance Company, and (3) all actions by the members of the Insurance Company's Senior Investment Committee and other bodies necessary to authorize him to execute and file this Application have been taken.

The undersigned further verifies that he is familiar with the Application and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

Date: March 8, 2018          /s/ Ronald J. Byrne
                             Ronald J. Byrne

EXHIBIT A

Supplement

AMERICAN FIDELITY ASSURANCE COMPANY

American Fidelity Separate Account B
AFAdvantage® Variable Annuity

American Fidelity Separate Account C
AFMaxx 457(b) Group Variable Annuity®

Supplement Dated ____________2018 to the Prospectus Dated May 1, 2017

This Supplement updates certain information contained in your May 1, 2017 Variable Annuity
Prospectus, as amended (the "Prospectus").  Please read it carefully and keep it with the Prospectus for future reference.
__________________________________________________________________________
NOTICE OF AND INFORMATION ABOUT
AN UPCOMING FUND SUBSTITUTION

Effective on_____________, 2018 (the "Substitution Date"), American Fidelity Assurance Company (the "Company"), American Fidelity Separate Account B and American Fidelity Separate Account C (the "Separate Accounts") will (1) replace shares of the BlackRock Advantage U.S. Total Market V.I. Fund (f/k/a the "BlackRock Value Opportunities Fund") (the "BlackRock Total Market Fund") with shares of a replacement fund, Dreyfus VI Opportunistic Small Cap Portfolio (the "Dreyfus Small Cap Fund"), and (2) replace shares of BlackRock Basic Value V.I. Fund (the "BlackRock Basic Value Fund") with shares of a replacement fund, American Funds IS Blue Chip Income and Growth Fund (the "American Funds Blue Chip Fund").  BlackRock Total Market Fund, together with the BlackRock Basic Value Fund are referred to as the "BlackRock Funds", and the American Funds Blue Chip Fund, together with the Dreyfus Small Cap Fund, are referred to as the "Replacement Funds").  As a result of this "Substitution" of the Replacement Funds for the BlackRock Funds, after_______________________, 2018, the Separate Accounts will no longer offer the BlackRock Funds as investment options.  Please note the items below that relate to the Substitution.

•          From now until ____________________, 2018, you may transfer amounts from the BlackRock Funds to any other Sub-Account or to the Guaranteed Interest Account free of charge, and the transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent trading or disruptive transfers).

•          On the Substitution Date, any investment remaining in either of the BlackRock Funds will automatically become an investment in the corresponding Replacement Fund with an equal accumulation value.

•          Unless you provide us with alternative allocation instructions, after the Substitution Date, all allocations directed to either of the BlackRock Funds automatically will be allocated to the corresponding Replacement Fund.  You may give us alternative allocation instructions at any time by contacting our Annuity Services Department at 1.800.662.1106, va.help@americanfidelity.com or P.O. Box 25520, Oklahoma City, Oklahoma 73125.

•          You will not incur any fees or charges or any tax liability because of the Substitution, and your contract value immediately after the Substitution will equal your contract value immediately before the Substitution.

•          The overall expenses of each of the Replacement Funds is less than the overall expenses of the corresponding BlackRock Fund.   The fees and expenses of the Replacement Funds are more fully described in the Summary Prospectuses that accompany this Supplement.  Please read the Summary Prospectuses carefully.

•          The investment objectives and policies of the Dreyfus Small Cap Fund (the Replacement Fund for the BlackRock Total Market Fund) are similar to the investment objectives and policies of the BlackRock Value Opportunities Fund before it changed its name and its investment objectives and policies on June 12, 2017, and are more fully described in the Dreyfus Small Cap Fund Summary Prospectus.  Please read the Dreyfus Small Cap Fund Summary Prospectus carefully.

•          The investment objectives and policies of the American Funds Blue Chip Fund (the Replacement Fund for the BlackRock Basic Value Fund) are similar to the investment objectives and policies of the BlackRock Basic Value Fund, and are more fully described in the BlackRock Basic Value Fund Summary Prospectus that accompanies this Supplement.  Please read the BlackRock Basic Value Fund Summary Prospectus carefully.

•          After the Substitution Date, the BlackRock Funds will no longer be available through your Separate Account variable annuity policy (the "Policy"), and there will be no further disclosure about the BlackRock Funds in any future supplements to the Prospectus.

•          After the Substitution Date, each of the Replacement Funds will be available as an investment option through your Policy, and you may allocate some or all of your future contributions and/or contract value to either or both of the Replacement Funds.

IMPORTANT INFORMATION ABOUT THE FUNDS
AVAILABLE THROUGH YOUR VARIABLE ANNUITY POLICY

As of the Substitution Date, references to the BlackRock Total Market Fund in the Prospectus are deleted and replaced with references to the Dreyfus Small Cap Fund; and references to the BlackRock Basic Value Fund in the Prospectus are deleted and replaced with references to the American Funds Blue Chip Fund.  More detailed information about the Dreyfus Small Cap Fund and the American Funds Blue Chip Fund can be found in the Summary Prospectus of that fund.  You may obtain a full prospectus, statement of additional information and other information about the Dreyfus Small Cap Fund and the American Funds Blue Chip Fund by contacting our Annuity Services Department as instructed on the front of this Supplement.

Additionally, the changes discussed below are effective immediately upon the Substitution Date.

FEE TABLE

Total Annual Portfolio Operating Expenses

The information on page 4 of your Prospectus, "Fee Table – Total Annual Portfolio Operating Expenses", is updated to reflect the following information.

Total Annual Portfolio Operating Expenses (expenses that are deducted from portfolio assets, including management fees, distribution (12b-1) fees and other expenses)……...	MINIMUM 0.15%	MAXIMUM 0.86%

Annual Portfolio Operating Expenses (expenses that are deducted from portfolio assets)

The information on pages 4-5 of the Prospectus, "Fee Table – Annual Portfolio Operating Expenses", is updated to delete references to the BlackRock Funds and to add the following information about the Replacement Funds.

American Funds Insurance Series
Blue Chip Income and Growth Fund1
Management Expenses…………………………………………………………………………...	0.39%
12b-1 Distribution Fee……………………………………………………………………………	None
Other Expenses…………………………………………………………………………………...	0.02%
Total Annual Portfolio Operating Expenses……………………………………………………..	0.41%

Dreyfus Variable Investment Fund
Opportunistic Small Cap Portfolio[2]
Management Expense………………………………………………………………………..	0.75%
12b-1 Distribution Fee………………………………………………………………………..	None
Other Expenses………………………………………………………………………………..	0.11%
Total Annual Portfolio Operating Expenses………………………………………………….	0.86%

Examples

Separate Account B AFAdvantage™ Variable Annuity

If you are a participant in the Policy offered by Separate Account B, the information on pages 6-7 of the Prospectus, "Fee Table – Examples", is updated to delete references to the BlackRock Funds and to add the following information about the Replacement Funds.

	Time Periods
		1 Year	3 Years	5 Years	10 Years
American Funds Insurance Series
Blue Chip Income and Growth Fund	(a)	$1,009	$1,232	$1,517	$2,360
(b)		$209	$643	$1,101	$2,360

1 Available as investment option after _____________________, 2018.
2 Available as investment option after _____________________, 2018.

	Time Periods
		1 Year	3 Years	5 Years	10 Years

Dreyfus Variable Investment Fund Opportunistic Small Cap Portfolio	(a)	$1,054	$1,360	$1,735	$2,816
(b)		$254	$779	$1,329	$2,816

Separate Account C AFMaxx® 457(b) Group Variable Annuity

If you are a participant in the Policy offered by Separate Account C, the information on pages 6-7 of the Prospectus, "Fee Table – Examples", is updated to delete references to BlackRock Funds and to add the following information about the Replacement Funds.

	Time Periods
		1 Year	3 Years	5 Years	10 Years
American Funds Insurance Series
Blue Chip Income and Growth Fund	(a)	$994	$1,399	$1,829	$2,762
(b)		$194	$599	$1,029	$2,224

	Time Periods
		1 Year	3 Years	5 Years	10 Years

Dreyfus Variable Investment Fund Opportunistic Small Cap Portfolio	(a)	$1,039	$1,535	$2,057	$3,198
(b)		$239	$735	$1,257	$2,684

CONDENSED FINANCIAL INFORMATION

The information on pages 8-10 of the Prospectus, "Condensed Financial Information", is updated to delete references to the BlackRock Funds and to add the following information about the Replacement Funds.

The table does not include information for the American Funds Blue Chip Fund or the Dreyfus Small Cap Fund, each of which became an investment option available after __________________, 2018.

REVENUE SHARING ARRANGEMENTS

The Revenue Sharing Arrangements table on page 9 of the Prospectus is deleted in its entirety, and the following information is added.

Portfolio Company	Revenue Sharing %
The Dreyfus Corporation (with regard to Dreyfus Variable Investment Fund – Opportunistic Small Cap Portfolio)	0.10%
The Dreyfus Corporation (with regard to The Dreyfus Sustainable U.S. Equity Portfolio, Inc.)	0.15%

INVESTMENT OPTIONS

The information on page 13 of the Prospectus, "Investment Options – BlackRock Variable Series Funds, Inc.", is deleted in its entirety, and the following information is added.

NAME	TYPE OF PORTFOLIO COMPANY	INVESTMENT ADVISOR/ SUB-ADVISOR
American Funds Insurance Series • Blue Chip Income and Growth Fund (Call _______________ to request portfolio prospectus)	Open-end, management investment company offering one or more portfolios available under the Variable Annuity.	Advisor: Capital Research and Management Company Sub-Advisor: None
Dreyfus Variable Investment Fund • Opportunistic Small Cap Portfolio (Call _______________ to request portfolio prospectus)	Open-end, management investment company offering one or more portfolios available under the Variable Annuity.	Advisor: The Dreyfus Corporation Sub-Advisor: None

ADDITIONAL INFORMATION
More information about the Dreyfus Small Cap Fund and the American Funds Blue Chip Fund can be found in that fund's Summary Prospectus.  You also may obtain a full prospectus, statement of additional information and other information about the Dreyfus Small Cap Fund and the American Funds Blue Chip Fund free of charge by contacting our Annuity Services Department as instructed on the front of this Supplement.

EXHIBIT B

Insurance Company Resolutions

I, Christopher T. Kenney, herby certify that (1) Ronald J. Byrne is the Chair of the American Fidelity Assurance Company ("AFA" or the "Company") Senior Investment Committee (the "Committee"), (2) the Committee approved the resolutions below on September 18, 2017, (3) such resolutions are in full force and effect as of the date hereof, and (4) no additional approvals are necessary to effectuate the following resolutions.

WHEREAS:

                A.            AFA's Board of Directors has delegated certain responsibilities to the AFA Senior Investment Committee with regard to the oversight of AFA's variable annuity products, and the Senior Investment Committee has delegated certain of its responsibilities to the Variable Products Investment Committee (the "VPIR Committee").

B.            AFA is the depositor and sponsor of American Fidelity Separate Account B and American Fidelity Separate Account C (together, the "Separate Accounts"), each of which is a registered investment company with the Securities Exchange Commission ("SEC") that offers  11 funds as investment options to investors through a designated variable annuity product.

                C.        The Senior Investment Committee previously received, reviewed and approved the proposals set forth in the VPIR Committee's memorandum, "Proposal to Terminate BlackRock Funds and Substitute New Funds" (the "VPIR Recommendation") and subsequently received the attached "Recommendation to Approve Substitution of BlackRock Funds in Separate Accounts B and C" and the "Additional Analysis re: BlackRock Substitution", which was prepared with the assistance of InvesTrust Consulting, LLC.

                D.            The Senior Investment Committee desires to formalize its approval of the recommendation to replace BlackRock Advantage U.S. Total Market V.I. Fund and BlackRock Basic Value V.I. Fund (together, the "BlackRock Funds") as underlying funds of the Separate Accounts as follows (together, the "Substitution"):

(1)	Replace shares of the BlackRock Advantage U.S. Total Market V.I. Fund with shares of Dreyfus VIF Opportunistic Small Cap Fund, and
(2)
Replace shares of the BlackRock Basic Value V.I. Fund with shares of American Funds Insurance Series Blue Chip Income and Growth Fund (together, with Dreyfus VIF Opportunistic Small Cap Fund, the "New Funds").

E.            Having reviewed the information provided, the Senior Investment Committee has determined that:

(1)	Each New Fund has a sufficiently large and growing asset base to compare favorably to the corresponding BlackRock Fund.

(2)	Each New Fund provides a means of maintaining low total annual expenses, while also maintaining effective asset management and comparable or improving performance.

(3)	Each New Fund's fundamental policies are similar to the corresponding BlackRock Fund's fundamental policies, and each of the corresponding funds features diversified portfolios.

(4)	Each New Fund offers multiple classes of shares, as does the corresponding BlackRock Fund.

(5)	The reputation of each New Fund and its investment advisor are at least as widespread as that of the corresponding BlackRock Fund and its investment advisor.

(6)	Each New Fund's performance record is comparable to or better than that of the corresponding BlackRock Fund.

RESOLVED:

1.	The Senior Investment Committee approves the Substitution.

2.
  The Senior Investment Committee authorizes each of the appropriate officers and agents of AFA, on behalf of AFA and/or the Separate Accounts, as applicable, to (a) make any necessary SEC, FINRA and other regulatory filings, (b) enter into a participation agreement with each New Fund and any other agreements with the New Funds and/or such other parties as may be necessary or appropriate in connection with the Substitution, (c) terminate the participation agreement with the BlackRock Funds and any other agreements that may be necessary or appropriate to terminate with BlackRock and/or any other parties in connection with the Substitution, and (d) take any and all other actions that may be necessary or appropriate to effectuate the Substitution and all matters related thereto.